UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CYMABAY THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

PACIFIC MERGER SUB, INC.

a wholly owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23257D103

(Cusip Number of Class of Securities)

Deborah H. Telman, Esq.

Executive Vice President, Corporate Affairs and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Paul S. Scrivano Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2008	Cheryl Chan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4503

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of CymaBay Therapeutics, Inc., a Delaware corporation (“CymaBay” or the “Company”), at a price of $32.50 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 23, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment No. 2 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase) are hereby amended and supplemented as follows:

Offer to Purchase

(a)	Section 13 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended and supplemented by revising the penultimate sentence as follows (deletions are struck through and additions are underlined for convenience):

“The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions ~~(including any action or inaction by Parent or Purchaser)~~, and (except for the Minimum Tender Condition, the Termination Condition, the HSR Condition and the Governmental Impediment Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in their sole and absolute discretion.”

(b)	Section 15 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of the subsection titled “Antitrust”:

“The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on March 8, 2024. Accordingly, the HSR Condition in Section 13—“Conditions of the Offer” has been satisfied.”

ITEM 12. EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated as of February 23, 2024.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published February 23, 2024 in The Wall Street Journal.

(a)(5)(A)	Joint Press Release of Parent and CymaBay, dated February 12, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(B)	Tweet posted by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(C)	LinkedIn announcement posted by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.2 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(D)

Investor Relations email sent by Parent on February 12, 2024 (incorporated by reference to Exhibit 99.3 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 12, 2024).

(a)(5)(E)	Email to CymaBay employees sent by Parent on February 14, 2024 (incorporated by reference to Exhibit 99.1 on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on February 14, 2024).

(a)(5)(F)	Press Release of Parent, dated March 11, 2024, announcing the expiration of the waiting period under the HSR Act.

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2024, by and among CymaBay, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 12, 2024).

(d)(2)	Mutual Non-Disclosure Agreement, dated as of December 15, 2022, by and between CymaBay and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by CymaBay with the Securities and Exchange Commission on February 23, 2024).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed on February 23, 2024 as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2024

PACIFIC MERGER SUB, INC.

By:	/s/ Andrew D. Dickinson
	Name:	Andrew D. Dickinson
	Title:	President and Treasurer

GILEAD SCIENCES, INC.

By:	/s/ Daniel P. O’Day
	Name:	Daniel P. O’Day
	Title:	Chairman and Chief Executive Officer